82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030586

REGISTRANT'S NAME Northern Abitibi Mining

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
APR 16 2002
THOMSON
FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 4749 FISCAL YEAR 9-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/15/02

NORTHERN ABITIBI MINING CORP.

2001 ANNUAL REPORT

CORONATION GULF DIAMOND DISTRICT-PROPERTY SKETCH MAP



Stornoway
Stornoway
Stornoway
Stornoway
Stornoway
Stornoway
Stornoway
Stornoway
Stornoway
Diamondex
ASHTON
Artemisia
Kikerk 1
Potentilla
Strongbow
Strongbow
Navigator
Blackstone
Knife
Kikerk 2
Rhonda
Altair
Amuraq
ALLYN
Hydra
Perseus
Blackstone
ASHTON
ALLYN
Quamutiiq
ALLYN
Augusta
Anuri West
Anuri East
KENNECOTT
DeBeers
114°W
112°W
67°
KENI PROPERTY
TYLER RESOURCES INC.
NORTHERN ABITIBI MINING CORP.

LEGEND

DeBeers — *Claim block boundaries and primary owner/option holder name*

Known Kimberlites

50 Kilometers

*Information compiled from current publicly available maps.

President's Message

The year 2001 has been an extremely productive time as Northern Abitibi repositioned itself as an active diamond exploration company and saw the likely resumption of exploration at its South Voisey Bay Property.

The South Voisey Bay project gained Falconbridge Limited as a new exploration partner. This commitment to exploration by an internationally recognized major Company over the coming years is a key step forward in the search for Voisey's Bay type magmatic Copper-Nickel-Cobalt deposits on the Northern Abitibi Property.

The staking of some 95 claims covering 40 new targets in areas of Quebec known to host diamondiferous kimberlites has launched Northern Abitibi as a serious Quebec Diamond Exploration Company, well ahead of the diamond land rush resulting from the Ashton discoveries in the Otish Mountains in late December of 2001. Northern Abitibi is currently testing these targets and will continue in 2002. The Company is well positioned to continue benefiting from Government funding on these projects, which in some instances reimburses as tax credits up to 55% of all exploration expenditures incurred on Quebec Projects.

The participation by Northern Abitibi with Tyler Resources Inc. in an Option agreement to earn a 65% interest in a new 113,000 acre property in the emerging Coronation Gulf Diamond District of Nunavut will ensure that the company is participating on all fronts of emerging diamond plays in Canada for the coming year.

Northern Abitibi looks forward to an exciting exploration year ahead and thanks all of its shareholders for their continued support through the years.

J. Devonshire

President

South Voisey Bay Project

Labrador

Northern Abitibi Mining Corp.	47.8% *
Donner Minerals Ltd. (Operator)	52.2% *

*Estimated.

Northern Abitibi's South Voisey Bay Project is located in Labrador approximately 260 kilometres northwest of Goose Bay and approximately 90 kilometres south of the Voisey's Bay Nickel-Copper deposit owned by INCO. The exploration target at the South Voisey Bay Project is high grade Nickel-Copper-Cobalt deposits similar to those discovered at Voisey's Bay. Major exploration programs conducted on the company's project lands in 1997 and 1998 have resulted in the discovery of massive sulphides in a geological environment favourable to hosting mineral deposits of economic size and grade. Exploration conducted in 1997 and 1998 consisted of diamond drilling, regional and detailed scale gravity surveys, downhole Pulse Electromagnetic (PEM) surveys, and surface PEM surveys.

The initial discovery of magmatic massive sulphide mineralization on the company's property was in diamond drill hole SVB-97-67. This drill hole intersected three narrow zones of Nickel-Copper-Cobalt massive sulphide mineralization at the basal contact of the target Gabbro intrusive. The three intersections in drill hole SVB-97-67 included 0.30 metre grading 1.73% nickel, 1.64% copper and 0.23% cobalt, 0.60 metre grading 1.93% nickel, 1.07% copper and 0.26% cobalt as well as 0.10 metre grading 1.35% nickel, 0.84% copper and 0.17% cobalt. Continued drilling throughout 1997 increased the geological understanding of the target area and culminated with drill hole SVB-97-96 which intersected a thick section of massive sulphides at the base of the target Gabbro. This drill hole intersected 15.7 metres which assayed 1.13% nickel, 0.78% copper and 0.20% cobalt.

In September 2001, Falconbridge Limited signed an Option Agreement with Northern Abitibi and Donner Minerals Ltd. which outlines the general terms under which Falconbridge may earn a 50% interest in the property. Falconbridge may earn its interest in the property by incurring $5,000,000 in exploration expenditures before December 31, 2006 with certain minimum annual commitments to maintain the Option in good standing. Falconbridge will be the Operator during the earn-in period and a management committee is to be formed including representatives of Northern Abitibi to develop and finalize all upcoming exploration programs. In September 2001, Falconbridge announced that finalized agreements addressing environmental, archeological and business opportunities with the Innu Nation had been signed, paving the way for continued exploration on the project grounds.

Northern Abitibi looks forward to continued exploration on its project area by the experienced and dedicated Falconbridge team in the continued search for economic Voisey's Bay like magmatic copper-nickel-cobalt deposits.

South Voisey Bay Project...

Northern Abitibi Mining Corp.



Nain/Churchill Break (suture zone)
Churchill Province
Nain Province
Nain Intrusive Complex
Voisey's Bay Deposit
Claims Area
Harp Lake Intrusive complex
Goose Bay
Sketch Map of Labrador
Northern Abitibi
Donner Minerals
SOUTH VOISEY'S BAY JOINT VENTURE
Cu-Ni-Co Discovery
SVBN
0
10 Km

PREVIOUS MASSIVE SULPHIDE INTERSECTIONS ON NORTHERN ABITIBI PROPERTY

DDH#	LENGTH (meters)	GRADE Nickel, Copper (%)
97-67	1.0 (cumul)	1.4 to 1.9% Nickel, 0.8 to 1.6% Copper
97-75	1.1	11.8% Nickel, 9.7 % Copper
97-96	15.7	1.13% Nickel, 0.78% Copper

...Property Map and Fast Facts

Quebec/Nunavut Exploration Report

GOLD

Northern Abitibi retains a significant property position with partners SOQUEM and VIOR in the Douay Township adjacent to the Douay West gold deposit owned by Societe d'exploration Miniere Vior Inc. This deposit has a published resource of 642,900 tonnes grading 9.9 g/T gold in a single mineralized lens about 800 meters long. Significant potential remains for the testing of this deposit which is believed to extend northwards onto the Northern Abitibi property. The current strengthening of the gold price and the resultant optimism in market conditions may lead to the reactivation of exploration of the core gold properties held by Northern Abitibi.

DIAMONDS

95 Claims* 100% Northern Abitibi Mining Corp.

* 95 claims staked for a total of 4,535 Ha. 77 claims titled to date, 18 applications pending title.

In August of 2001, Northern Abitibi initiated a data acquisition and review program centered around the Desmaraisville area of the Superior Craton in Quebec. Five weakly diamondiferous hypabissal facies kimberlite pipes and numerous dykes have previously been identified in this area, compared to one similar historical occurrence in the Otish Mountain region located to the north of the project area. Recent inactivity in the Desmaraisville region had resulted in large tracts of previously staked but often unevaluated ground becoming open. New government airborne magnetic and electromagnetic survey results as well as assessment file data were acquired and evaluated resulting in the identification and staking of 40 new targets possibly indicative of kimberlitic intrusions. In late 2001, 17 of the targets were prospected and till sampled with the remainder of the target slated for field follow up in 2002.

The identification of kimberlite indicator mineral (KIM's) identification in till samples will lead to ground geophysical surveys and, when supported by KIM and geophysical data, drilling of the new targets. Exploration can be conducted cost effectively in Quebec as Government programs in place in Quebec allow for the recovery of up to 52% of all exploration costs on these projects.

KENI Project

Northern Abitibi Mining Corp	32.5%*
Tyler Resources Inc.	32.5%*
4763 NWT Ltd.	35%

* Option to earn.

Northern Abitibi and Tyler Resources Inc. have joined forces in a strategic alliance to Option a new property in the emerging Coronation Gulf Diamond District of Nunavut. Northern Abitibi sees this opportunity as an important one to increase its profile in all emerging diamond exploration areas as well as to establish itself as a serious diamond exploration company.

The property is situated approximately 520 kilometres north of Yellowknife, NWT. The property consists of approximately 113,000 contiguous acres and is located roughly 17 kilometres to the east of the Ashton Mining of Canada Inc./Northern Empire Minerals Ltd. Kikerk property where encouraging diamond counts have recently been released for the newly discovered Potentilla kimberlite pipe. The property also lies 30 kilometres east of the Ashton/ Pure Gold Minerals Inc. KIM property where equally encouraging results have been released for the newly discovered Artemisia kimberlite pipe.

Tyler and Northern Abitibi can earn a 65% interest in the property by assuming all staking costs, issuing 250,000 shares each of Northern Abitibi and Tyler and assuming a work commitment of $10.00 an acre over 4 years. The Property is subject to an underlying 2.5% gross overriding royalty.

Planned exploration on this property will likely start in March of 2002 with a full scale high resolution airborne geophysical survey to identify targets representative of kimberlite intrusions. First pass field follow-up during the summer of 2002 on these targets as well as prospecting and till sampling will be conducted with the objective of generating drill targets for the next phase of exploration.

Management's Discussion & Analysis of Financial Conditions & Results of Operations

September 30, 2001

The following analysis of Northern Abitibi's results of operations and financial position should be read in conjunction with the financial statements and related notes.

Results of Operations

Earnings/Loss for the Year: The Company's loss for the year ended September 30, 2001 was $210,000 or $0.01 per share compared to a loss of $900,000 or $0.03 per share for the year ended September 30, 2000. The loss in 2001 was primarily attributable to the abandonment and write-down of mineral properties of $133,000. During the year ended September 30, 2000, abandonment and write-down of mineral properties was $723,000. Further, in fiscal 2000, the Company wrote-down investments by $121,000.

Revenues: Interest and other income decreased approximately $7,000 from the 2000 fiscal year due to declining interest rates and cash balances.

Expenses increased $14,000 from fiscal 2000 to fiscal 2001 primarily due to increased geological consulting costs associated with the investigation of new exploration opportunities.

Liquidity and Capital Resources

The Company is debt free and had $623,000 in cash and cash equivalents at September 30, 2001, (2000 - $773,000). The Company has a positive working capital position of $614,000 at September 30, 2001, (2000- $759,000). It is expected that current cash reserves will be sufficient to fund fiscal 2002 exploration.

Operating Cash Flow: Operating activities have not been a significant source of liquidity. Cash operating expenses have exceeded operating income received by $85,000 (2000- $52,000).

Financing Activities: No cash was generated from financing activities in either the 2001 or 2000 fiscal year.

Investing Activities: Cash basis property additions of $65,000 were incurred in 2001 as opposed to $53,000 in 2000. Fiscal 2001 expenditures were incurred primarily on the Caniapiscau and QC prospective diamond properties. Fiscal 2000 expenditures were incurred primarily in Quebec and Labrador.

Risks and Uncertainties

Northern Abitibi operates in the mining industry in an international environment, and accordingly its success in achieving its objectives is affected by numerous circumstances over which it has no control. In addition to the risks inherent in the exploration of natural resources, the Company faces risks associated with political instability, commodity prices and their effect on the valuation of mineral properties and equity issues, as well as risks associated with changes in general economic conditions.

Outlook

The Company remains in a positive financial position and has a portfolio of gold, base metals and diamond prospects that will be explored further as market conditions improve. It is encouraged by the participation of Falconbridge Limited in its South Voisey Bay, Labrador property, as well as its recent agreement to acquire prospective diamond claims in Nunavut, (see Note 8 to the financial statements).

Forward Looking Statements

Some of the statements contained in this annual report are forward-looking statements such as statements that describe the Company's future plans, including words to the effect that the Company or management expects a stated condition or result to occur. Since these statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those anticipated, due to many factors, most of which are beyond the control of the Company.

Management's Statement of Responsibility For Financial Reporting

To the Shareholders of Northern Abitibi Mining Corp.:

The accompanying financial statements and other financial information included in this annual report are the responsibility of the management of Northern Abitibi Mining Corp. and have been approved by the Board of Directors and, where appropriate, reflect management's best estimates and judgements based on currently available information. Financial information presented elsewhere in the annual report is consistent with that in the financial statements.

The management of the Company developed and continues to maintain systems of internal accounting controls and management practices designed to provide reasonable assurance that the financial information is relevant, reliable and accurate. Our independent auditors, whose report on their audit of the financial statements follows, also review our systems of internal accounting controls to the extent necessary in order to render an opinion. Financial management personnel and our independent auditors meet with the Audit Committee of the Board of Directors at least once a year to report on accounting, internal accounting control and financial reporting matters.

James Devonshire
President

Shari Difley
Chief Financial Officer

Auditors' Report

To the Shareholders of Northern Abitibi Mining Corp.:

We have audited the balance sheets of Northern Abitibi Mining Corp. as at September 30, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
November 30, 2001
except as to Note 8
which is as at
December 13, 2001

Grant Thornton LLP
Chartered Accountants

Northern Abitibi Mining Corp.
Balance Sheets

September 30	2001	2000
Assets		
Current		
Cash and cash equivalents	$ 622,916	$ 773,452
Accounts receivable	5,317	6,985
	628,233	780,437
Investments at cost (market value $29,000,2000-$27,000)	26,000	26,000
Mineral properties (Note 3)	2,367,066	2,431,338
	$ 3,021,299	$ 3,237,775
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 14,167	$ 21,020
Shareholders' Equity		
Capital stock (Note 4)	8,669,876	9,168,876
Deficit	(5,662,744)	(5,952,121)
	3,007,132	3,216,755
	$ 3,021,299	$ 3,237,775

On behalf of the Board

"L.S. Hayes" ______________________________ Director
L.S.Hayes

"James Devonshire" ______________________________ Director
James Devonshire

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Statements of Operations and Deficit

Years Ended September 30	2001	2000
Revenue		
Interest and other	$ 34,813	$ 41,375
Expenses		
General and administrative	85,747	62,388
Reporting to shareholders	12,812	23,446
Professional fees	8,026	6,976
Stock exchange and transfer agent fees	5,308	5,197
	111,893	98,007
Loss for the year before the undernoted	(77,080)	(56,632)
Other		
Write-down of investments	-	(120,699)
Abandonment and write-down of mineral properties	(132,543)	(722,672)
Net Loss	(209,623)	(900,003)
Deficit, beginning of year	(5,952,121)	(5,052,118)
Adoption of new accounting policy (Note 6)	499,000	-
Deficit, end of year	$ (5,662,744)	$ (5,952,121)
Loss per share		
Basic and diluted	$ (0.01)	$ (0.03)
Weighted average number of shares outstanding		
Basic and diluted	27,755,028	27,755,028

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Statements of Cash Flows

Years Ended September 30	2001	2000
Increase (decrease) in cash and cash equivalents		
Operating activities		
Interest and other income received	$ 34,813	$ 42,495
Cash operating expenses	(120,008)	(94,882)
	(85,195)	(52,387)
Investing activities		
Mineral property additions	(65,341)	(53,248)
Decrease in cash and cash equivalents	(150,536)	(105,635)
Cash and cash equivalents,		
Beginning of year	773,452	879,087
End of year	$ 622,916	$ 773,452

See accompanying notes to the financial statements.

1. Nature of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

2. Summary of significant accounting policies

a) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash and cash equivalents

Cash and cash equivalents includes bank deposits and term deposits and treasury bills with maturities equal to or less than 90 days.

c) Mineral properties

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned or management determines there is a permanent and significant decline in value, the related costs are charged to operations.

Development of mineral properties is dependent upon capital financing arrangements, mineral market conditions, environmental considerations and general economic conditions.

d) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

e) Joint interest operations

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

2. **Summary of significant accounting policies** (Continued)

f) **Investments**

Portfolio investments are carried at cost, less a provision for declines in value that are considered to be other than temporary.

g) **Earnings (Loss) per share**

Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments, in accordance with new standards approved by the Canadian Institute of Chartered Accountants, see Note 7.

h) **Income taxes**

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse, see Note 6.

i) **Foreign currency**

Foreign currency denominated monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign currency denominated non-monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect on the transaction date. Revenue and expense items are translated at average exchange rates for the period. Foreign exchange gains or losses are included in the determination of net earnings for the period

j) **Financial instruments**

The fair market values of cash and term deposits, accounts receivable, accounts payable and accrued liabilities approximate their carrying values as a result of the short-term nature of the instruments.

k) **Reclamation costs**

The Company's activities have primarily been focused on exploration directed toward the discovery of mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

3. Mineral properties

2001		Labrador	Quebec				
Exploration and Development expenditures:	Total	South Voisey Bay	Douay Joutel	Siscoe	Caniapiscau	QC Diamond	Other
Balance Sept. 30, 2000	$2,088,863	$1,943,220	$ 86,180	$59,463	$ -	$ -	$ -
Geological consulting	31,544	5,850	1,063	4,231	12,650	7,175	575
Project field costs & miscellaneous	25,186	1,685	-	-	5,891	14,798	2,812
Write-offs and Abandonments	(71,481)	(4,400)	-	(63,694)	-	-	(3,387)
Balance Sept. 30, 2001	**2,074,112**	**1,946,355**	**87,243**	-	**18,541**	**21,973**	-
Property acquisition costs:							
Balance Sept. 30, 2000	342,475	150,126	141,960	50,380	-	-	9
Costs incurred	11,541	-	-	-	460	400	10,681
Write-offs and Abandonments	(61,062)	-	-	(50,380)	-	-	(10,682)
Balance Sept 30, 2001	**292,954**	**150,126**	**141,960**	-	**460**	**400**	**8**
Total mineral properties Sept 30, 2001	**$2,367,066**	**$2,096,481**	**$229,203**	**$ -**	**$19,001**	**$ 22,373**	**$ 8**

2000		Labrador	Quebec				
Exploration and Development expenditures:	Total	SouthVoisey Bay	Douay Joutel	Siscoe	Avocalon	Isle Dieu	Other
Balance Sept 30, 1999	$2,453,750	$1,936,420	$ 85,379	$62,258	$159,728	$ 171,054	$38,911
Geological consulting	31,864	6,337	725	10,941	148	4,238	9,475
Project field costs & miscellaneous	19,578	463	76	1,264	67	590	17,118
Option payments	(15,000)	-	-	(15,000)	-	-	-
Write-offs and abandonment	(401,329)	-	-	-	(159,943)	(175,882)	(65,504)
Balance Sept 30, 2000	**2,088,863**	**1,943,220**	**86,180**	**59,463**	-	-	-
Property acquisition costs:							
Balance Sept 30, 1999	659,539	146,817	141,960	50,380	14,002	8,185	298,195
Costs incurred	4,280	3,309	-	-	352	-	619
Write-offs and abandonments	(321,344)	-	-	-	(14,354)	(8,185)	(298,805)
Balance Sept 30, 2000	**342,475**	**150,126**	**141,960**	**50,380**	-	-	**9**
Total mineral properties Sept. 30, 2000	**$2,431,338**	**$2,093,346**	**$ 228,140**	**$109,843**	**$ -**	**$ -**	**$ 9**

Approximately $142,000 (2000 - $142,000) of the foregoing mineral claim costs resulting from acquisition agreements and $83,000 (2000 - $83,000) of the foregoing exploration expenditures, funded from proceeds of flow-through share issues, have no cost basis for income tax purposes.

LABRADOR

South Voisey Bay

The Company has a 47% interest in the South Voisey Bay property, with Donner Minerals Ltd. holding the remaining 53%. During fiscal 2001 Falconbridge Limited, (Falconbridge), entered into an option earn-in agreement on the South Voisey Bay property that includes the Company's jointly held property as well as certain adjoining properties held by other companies, (the "Combined Property"). Pursuant to the agreement Falconbridge can earn a 50% interest in the Company's jointly held property by incurring $5,000,000 of

3. **Mineral properties (continued)**

expenditures on that property by December 31, 2006. In order to keep the option in good standing, Falconbridge is required to incur at least $2,000,000 of expenditures on the Combined Property by December 31, 2002 and in each of the years ended December 31, 2003 through December 31, 2006.

QUEBEC
Caniapiscau and QC Diamond
Caniapiscau and QC Diamond are prospective diamond properties that were staked 100% by the Company during fiscal 2001. A limited exploration program was undertaken late in the year.

Impaired Mineral Properties
During fiscal 2001 the Siscoe claims were allowed to lapse and related carrying costs were written-off. The property had been jointly held with Beaufield Consolidated Resources Inc., who had a 25% interest in the property.

During fiscal 2000 the Avocalon, Bourlamaque, Batholith, Matagami, Highway 109 and Ruisseau mineral properties were written-off when Management determined that no further exploration expenditures would be incurred on the properties.

4. **Capital stock**

	2001	**2000**
Common shares (note 4(a)(ii))	$8,565,670	$9,064,670
Contributed Surplus	104,206	104,206
	$8,669,876	**$9,168,876**

Contributed surplus represents the excess of the average stated value of shares cancelled in 1997 over the consideration received for cancellation.

a) Common Shares:

i) Authorized:
Unlimited number of common shares without par value

ii) Issued:

	2001			2000		
	Number of Shares		Stated Value	Number of Shares		Stated Value
Balance, beginning of year	**27,755,028**	**$**	**9,064,670**	27,755,028	$	9,064,670
Change in accounting policy for future income taxes (Note 6)	-		(499,000)	-		-
Balance, end of year	**27,755,028**	**$**	**8,565,670**	27,755,028	$	9,064,670

4. Capital stock (continued)

b) Outstanding Options :

Expiry Date	Number of Shares 2001	Number of Shares 2000	Price
November 18, 2001	**75,000**	75,000	$ 0.35
December 18, 2001	**110,000**	110,000	$ 0.40
January 7, 2002	**248,000**	248,000	$ 0.50
February 27, 2002	**75,000**	75,000	$ 0.40
September 23, 2002	**400,000**	400,000	$ 0.84
April 10, 2006	**1,640,000**	-	$ 0.10
	2,548,000	908,000	

c) Option Transactions:

	Number of Options	Weighted-average Exercise Price
As at September 30, 1999	1,967,000	$ 1.13
Expired or cancelled	(1,059,000)	$ 1.56
As at September 30, 2000	908,000	$ 0.62
Granted	1,640,000	$ 0.10
As at September 30, 2001	2,548,000	$ 0.28

5. Related Party Transactions

Golden Rule Resources Ltd., (Golden Rule), a company related by virtue of certain common officers and directors, its affiliates, officers of the Company, and corporations in which certain of the Company's officers and directors are shareholders incurred exploration expenditures on the Company's behalf and provided services, at usual professional rates, as presented below.

	2001	2000
Geological and exploration	$ **8,000**	$ 14,000
Rent and direct administrative	**79,000**	46,000
	$ **87,000**	$ 60,000

Included in accounts payable is $6,000 (2000 - $10,000) due to Golden Rule with respect to the foregoing.

6. Income taxes

a) On October 1, 2000 the Company retroactively adopted, without restatement of prior financial statements, the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. The liability method of calculating income taxes is based upon the difference between the financial and tax bases of assets and liabilities. Previously the Company used the deferral method, which was based upon the differences between the timing of reporting income and expenses for financial and income tax purposes.

The effect of this change in accounting policy was to decrease the deficit by $499,000 and decrease share capital by $499,000. The adjustments were the result of the tax treatment of flow-through share issues.

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2001	2000
Computed expected tax recovery at a combined Provincial and Federal rate of 44.6% (2000 – 44.6%)	**$ (93,000)**	$ (401,000)
Effect on income taxes resulting from:		
Non-recognition of losses and future tax benefits for financial statement purposes	**93,000**	401,000
Future income tax expense	**$ -**	$ -

The net future income tax asset at September 30, 2001 is comprised of:

	(at 44.6%)
Income tax values in excess of book value of mineral properties	$ 1,143,000
Investments with tax value exceeding book values	27,000
Loss carry forwards	157,000
Future income tax asset before valuation allowance	1,327,000
Valuation Allowance	(1,327,000)
Future income tax asset	$ -

b) The Company has incurred losses for income tax purposes of approximately $351,000. Unless sufficient taxable income is earned in future years these losses will expire as follows:

2002	$ 22,000
2003	$ 33,000
2004	$ 62,000
2006	$ 32,000
2007	$ 123,000
2008	$ 79,000
	$ 351,000

6. Income taxes (continued)

c) The Company has available the following approximate amounts which may be deducted, at the rates indicated, in determining taxable income of future years.

		Amount	Rate
Canadian exploration expenses	$	3,236,000	100%
Canadian development expenses	$	1,355,000	30%
Foreign exploration and development expenses	$	328,000	10%
Undepreciated capital cost	$	10,000	20-30%
	$	4,929,000	

7. Loss per share

The Canadian Institute of Chartered Accountants has approved a new standard for the computation, presentation and disclosure of per share amounts. In the fourth quarter of 2001 the Company retroactively adopted the new standard. Under this standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options, warrants and other dilutive instruments. Under the treasury stock method only "in the money" dilutive instruments impact the dilution calculations.

No adjustments were required to either reported net loss or weighted average number of shares in computing diluted per share amounts for either fiscal 2001 or fiscal 2000. Prior period diluted loss per share has been restated for this change in accounting policy. If the imputed earnings method had been used to calculate these amounts the reported amounts would not have differed.

8. Subsequent event

The Company and Tyler Resources Inc., (Tyler), a company related by virtue of certain common officers and directors, have entered into a letter option agreement dated December 6, 2001, whereby the Company and Tyler can earn a 65% joint interest in certain mineral claims located in the Coronation Gulf Diamond District of Nunavut. In order to earn the interest the Company and Tyler must assume all of the staking costs that will approximate $96,000. The Company paid $34,000 of this amount on December 13, 2001. Further the Company and Tyler must each issue 250,000 of their common shares to the vendor over time, commencing with ten business days after receipt of regulatory approval of the transaction, (the "effective date"), and ending three years thereafter. Finally, the Company and Tyler must jointly incur approximately $1,134,000, ($10.00 per acre staked), of exploration expenditures on the properties within four years of the effective date. Tyler will be the operator for the initial earn-in period. The Company and Tyler may, provided thirty days notice is provided, opt out of the option agreement at any time.

Corporate Information

Head Office:
#500, 926 - 5th Avenue S.W.,
Calgary, AB T2P 0N7
ph. 403.233.2636
fax. 403.266.2606
toll free 1.888.237.7898

Directors:
Bruce Evans
Jean Pierre Jutras
James Devonshire
Lesley Hayes
Edward Schiller

Officers:
James Devonshire, President
Barbara O'Neill, Secretary
Shari Difley, Chief Financial Officer

Audit Committee:
Lesley Hayes
James Devonshire
Edward Schiller

Transfer Agent & Registrar:
Computershare Investor Services Inc.
#600, 530 - 8th Avenue S.W.
Calgary, AB T2P 3S8

Legal Counsel:
Lang Michener Lawrence & Shaw
595 Burrard Street
Vancouver, B.C. V7X 1L1

Lavery, De Billy
1, Place Ville-Marie, #4000
Montreal, Quebec, H3B 4M4

Bank:
HSBC Bank of Canada
333 - 5th Avenue S.W.,
Calgary, AB T2P 3B6

Auditors:
Grant Thornton LLP
#2800, 500 - 4th Ave. S.W.,
Calgary, AB T2P 2V6

Listed:
The Canadian Venture Exchange
Symbol:
NAI

For investor relations information please contact us at:

1.888.237.7898
or email: inquiries@gold.ca

web site: http://www.gold.ca

Northern Abitibi Mining Corp.

#500, 926 - 5th Avenue S.W.,
Calgary, AB T2P 0N7
ph. 403.233.2636

fax. 403.266.2606